# Profit and Loss
## Aurora Market
### January 1-December 31, 2023

| Distribution account | Total |
| --- | ---: |
| Income | |
| Sales of Product Income | 256,849.07 |
| **Total for Income** | **$256,849.07** |
| Cost of Goods Sold | |
| Business Supplies | 171,480.26 |
| Merchant Fees | 4,639.49 |
| **Total for Cost of Goods Sold** | **$176,119.75** |
| **Gross Profit** | **$80,729.32** |
| Expenses | |
| Advertising | 1,819.23 |
| Bank Charges | 23.50 |
| Business Consultant | 2,210.09 |
| Business Development/Education | 56.44 |
| Business Licences | 2,510.26 |
| Contract Labor | 1,235.50 |
| Insurance | 3,793.69 |
| Interest Expense | 7,489.49 |
| Office Expenses | 0.00 |
| Dues & Subscriptions | 526.90 |
| **Total for Office Expenses** | **$526.90** |
| Payroll Taxes | 1,392.76 |
| Repair & Maintenance | 3,306.41 |
| Taxes - IRS | 5,368.11 |
| Travel | 132.50 |
| Uncategorized Expense | |
| Uniforms | 67.77 |
| Utilities | 0.00 |
| Electric | 8,034.71 |
| Gas | 826.58 |
| Internet and Phone | 2,668.01 |
| Waste Management | 4,385.18 |
| Water | 2,053.93 |
| **Total for Utilities** | **$17,968.41** |
| Wages | 32,097.54 |
| Wages - NEC | 12,983.65 |
| **Total for Expenses** | **$92,982.25** |
| **Net Operating Income** | **-$12,252.93** |
| Other Income | |

| | |
|---|---|
| Grant | 82,178.50 |
| **Total for Other Income** | **$82,178.50** |
| Other Expenses | |
| **Net Other Income** | **$82,178.50** |
| **Net Income** | **$69,925.57** |
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| Cash Basis Monday, June 02, 2025 04:04 PM GMTZ | |

# Balance Sheet
## Aurora Market
### As of December 31, 2023

| Distribution account | Total |
|---|---:|
| Assets | |
| Current Assets | |
| Bank Accounts | |
| Escrow | 570.95 |
| **Total for Bank Accounts** | **$570.95** |
| Accounts Receivable | |
| Other Current Assets | |
| Inventory Asset | 7,867.68 |
| **Total for Other Current Assets** | **$7,867.68** |
| **Total for Current Assets** | **$8,438.63** |
| Fixed Assets | |
| Aurora I Business Assets/Improvements | 79,389.74 |
| **Total for Fixed Assets** | **$79,389.74** |
| Other Assets | |
| **Total for Assets** | **$87,828.37** |
| Liabilities and Equity | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Credit Cards | |
| Credit Card (3582) - CLOSED | 322.33 |
| **Total for Credit Cards** | **$322.33** |
| Other Current Liabilities | |
| **Total for Current Liabilities** | **$322.33** |
| Long-term Liabilities | |
| Business Baker Loan * | 11,999.70 |
| SMBX Loan | 4,101.36 |
| **Total for Long-term Liabilities** | **$20,202.42** |
| **Total for Liabilities** | **$20,524.75** |
| Equity | |
| Retained Earnings | |
| Net Income | 69,925.57 |
| Opening Balance Equity | 5,000.00 |
| **Total for Equity** | **$74,925.57** |
| **Total for Liabilities and Equity** | **$95,450.32** |
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| Cash Basis Monday, June 02, 2025 04:09 PM GMTZ | |

| Aurora Market | | |
|---|---|---|
| **Statement of Cash Flows** | | |
| January - December 2023 | | |
| | | Total |
| OPERATING ACTIVITIES | | |
| Net Income | | 69,925.57 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Net cash provided by operating activities | $ | 69,925.57 |
| INVESTING ACTIVITIES | | |
| Aurora I Business Assets/Improvements | | 17,907.97 |
| Net cash provided by investing activities | | |
| FINANCING ACTIVITIES | | |
| Business Baker Loan | | 11,999.70 |
| SMBX Loan | | 4,101.36 |
| Net cash provided by financing activities | $ | 16,101.06 |
| Net cash increase for period | $ | 87,833.54 |
| Cash at end of period | $ | 87,833.54 |
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| Monday, Jun 02, 2025 09:15:45 AM GMT-7 | | |